[letterhead of K&L Gates LLP]

August 31, 2010

VIA EDGAR

Mary A. Cole

U.S. Securities and Exchange Commission

100 Fifth Street, NE

Washington, DC 20549

RE:         Grail Advisors ETF Trust

File Nos.: 811-22154; 333-148082

Dear Ms. Cole:

This letter responds to comments you provided orally on June 25, 2010 concerning the registration statement on Form N-1A of Grail Advisors ETF Trust (the “Trust”).  Your comments related to Post-Effective Amendment No. 9 to the Trust’s registration statement, filed on May 17, 2010, relating to Grail Western Asset Enhanced Liquidity ETF, which has since been renamed Grail Western Asset Ultra Short Duration ETF (the “Fund”), a new series of the Trust.  Post-Effective Amendment No. 12 (the “PEA”), reflecting responses to your comments and other matters, is being filed concurrently herewith.

Unless otherwise noted, defined terms have the same meaning ascribed to them in the PEA.  For ease of reference, we have set forth below each of your comments, followed immediately by the Trust’s response to the comment.

1.             In the fee table, in the Expense Reduction/Reimbursements line item, please delete “Less:” from the line.  Please also replace the caption “Net Annual Operating Expenses” with “Total Annual Operating Expenses after Expense Reduction/Reimbursement.”

RESPONSE:  The Trust has revised the disclosure consistent with the Staff’s comment.

2.             The fourth paragraph of the “Principal Investment Strategies” indicates that the Fund “may” invest in different types of securities enumerated in that paragraph.  Please revise the disclosure to indicate either that the Fund will so invest, if accurate, or remove the disclosure from the principal investment strategy section of the prospectus.

RESPONSE:  The Trust has revised the disclosure consistent with the Staff’s comment.

3.             Please explain why it is appropriate for registrant to include as related performance in the prospectus the performance achieved by the sub-adviser for separately managed accounts.  To the extent that you are relying on any no-action position(s) of the SEC staff, please identify them and explain how the presentation of such performance information satisfies their conditions, as applicable.

RESPONSE:  As discussed in connection with comments received on related performance disclosures shown for other series of the Trust,(1) since 1996, the SEC staff has permitted registered funds to include in their prospectuses, as related performance, composite performance achieved by the portfolio manager for private client accounts managed with investment objectives, policies and strategies substantially similar to those to be employed by the manager for the registered fund (“Similar SMAs”), “provided that such information is not presented in a misleading manner and does not obscure or impede understanding of information that is required” in the fund’s prospectus.(2)  To rely on Nicholas-Applegate:

The related performance presented should be for all of the adviser’s Similar SMAs, and specific accounts should not be included or excluded (i.e., “cherry picked”) to improve the performance presented;

The related performance should be compared to an appropriate securities index;

The private account performance cannot be given greater prominence than the fund’s performance;

The fund prospectus should be clear that the performance presented relates to the Similar SMAs and should not be seen as indicative of the future performance of the fund.

The Fund’s prospectus complies with all of these requirements.

The prospectus shows performance of private client accounts managed by Western Asset Management Company (“Western Asset”) with investment objectives, policies and strategies substantially similar to those it will employ in managing the Fund.  The private client accounts included in the composite are all of the Similar SMAs (as defined above) managed by Western Asset; no Similar SMAs are excluded from the composite.  Indeed, Western Asset has informed the registrant that, given the substantial similarities between its management of the Similar SMAs and its intended management of the Fund, it expects

(1)   In an August 28, 2009 letter, we responded to a comment concerning, generally, the use of related performance from separately managed accounts for actively-managed ETFs.  In a December 31, 2009 letter, we responded to a comment specific to the use of carve outs in the related performance presentation.  The Trust has also revised disclosures surrounding related performance in response to comments, as noted in a February 26, 2010 letter.

(2)  Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996).  See also Bramwell Growth Fund (pub. avail. Aug. 7, 1996) (agreeing not to recommend enforcement action for presentation in fund prospectus of performance achieved by portfolio manager on behalf of another fund at a prior employer); Horizon Asset Management, LLC (pub. avail. Sept. 13, 1996) (agreeing not to recommend enforcement action under Section 206(4) of the Investment Advisers Act of 1940 or Rule 206(4)-1 thereunder when portfolio manager who achieved performance changes adviser-employer and advertises performance achieved at former adviser-employer).

the Fund to be included in its composite after a month of normal operations, assuming the Fund reaches and maintains minimum asset levels for the composite.(3)

The related performance will be compared to an appropriate securities market index.

The related performance presentation is completely separate from, and less prominent than, the performance presentation for the Fund itself,(4) appearing much later in the prospectus and under a distinct and separate heading captioned “The Western Asset Portfolio Managers’ Performance Information.”  Further, in the future, if the Fund uses a summary prospectus, only the Fund’s performance, and not Western Asset’s related performance, would likely appear in the summary prospectus.

The related performance presentation includes clear disclosure, including partially in bold text, that the performance presented was achieved by Western Asset for Similar SMAs and should not be seen as indicative of the future performance of the Fund.  It also contains disclosure that the private accounts in the composite may not have been subject to certain investment limitations, diversification requirements and other restrictions imposed on registered investment companies, such as the Fund, which, if applicable, might have adversely affected the performance of the private accounts in the composite.  The Fund’s prospectus further discloses that the information presented is limited and may not reflect performance in all economic cycles.

In sum, Western Asset’s related performance, as presented in the Fund prospectus, fully complies with the applicable conditions set forth in Nicholas-Applegate.

The fact that the Fund is an exchange-traded fund (“ETF”), and the Similar SMAs are not, is irrelevant in this context.  Western Asset will employ the same or substantially similar investment strategies for the Fund portfolio as it has employed and will continue to employ for the Similar SMAs.  Western Asset’s investment process for the Similar SMAs and the Fund will be the same and overseen by the same portfolio managers, and Western Asset expects substantial overlap in portfolio holdings, with substantially similar portfolio weightings, between the Similar SMAs and the Fund.(5)  The portfolios of both the Similar SMAs and the Fund are expected to

(3)   Western Asset maintains its composite in accordance with the Global Investment Performance Standards (“GIPS”) and has had its GIPS compliance verified by an independent firm.  GIPS compliance requires, among other things, that all substantially similarly-managed accounts be included in the composite.

(4)  Because the Fund is new, it does not have a performance record, and the prospectus section captioned “Performance” so indicates.

(5)   Western Asset has advised the registrant that it expects minimal or no deviation between the companies held by the Similar SMAs and the Fund, except in the unusual case of unique investment restrictions that preclude particular Similar SMAs from investing in certain issuers.

include Western Asset’s highest conviction portfolio selections from the universe of short-term, investment grade fixed income securities, and the selection of portfolio securities is not expected to vary materially based on the structural differences between the Similar SMAs and the Fund.  In short, Western Asset considers the Fund to be the same as any other account that has engaged it to provide its enhanced liquidity strategy.

There are structural differences between the Similar SMAs and the Fund inasmuch as the Fund operates as an ETF and the Similar SMAs do not.  However, these structural differences result in no material investment or portfolio differences and only marginal potential operational differences between the Fund and the Similar SMAs.  The main potential operational difference between the Fund and the Similar SMAs is that the Fund may acquire and dispose of portfolio securities through in-kind transactions with Authorized Participants (as defined in the prospectus).  To the extent that this operational difference between the Fund and the Similar SMAs impacts the Fund’s performance relative to the Similar SMAs at all, the impact should not be material.

Further, any such impact should favor the Fund — meaning, any impact of this potential operational difference should lead the Fund to outperform the Similar SMAs.  There are three basic reasons the Fund may outperform the Similar SMAs.  First, as an ETF, the Fund may avoid recognizing taxable gains in the portfolio as a result of effectuating some portfolio transactions in kind.  Second, relative to the Similar SMAs, the in-kind transaction mechanism should allow the Fund to minimize or avoid transactions costs (e.g., brokerage costs).(6)  Third, due to the in-kind transaction mechanism, the Fund may be more fully invested than the Similar SMAs, which should be expected to eliminate or minimize the potential effects of “cash drag” on the Fund’s performance.(7)  Notwithstanding SEC staff guidance suggesting that, under these circumstances it

(6)  The Fund may avoid transactions costs both because it may transact in kind and because such costs will generally be borne by Authorized Participants in the form of a Transaction Fee (as defined in the prospectus) and a Variable Charge for cash transactions (as described in the prospectus), which would be used by the Fund to pay transaction costs incurred to purchase or sell a security when the Authorized Participant transacts with the ETF in cash.

(7)   There may also be some differences in the timing of executions between the Similar SMAs and the Fund due, in part, to the Fund’s usage of the in-kind creation and redemption process and its related dependence upon Authorized Participants depositing (or redeeming) a basket of securities to reposition its portfolio.  However, due to the Fund engaging in more cash transactions, relative to other series of the Trust, Western Asset has advised registrant that the timing of transactions for the Fund and for the Similar SMAs is not expected to vary materially.  While there may be some timing differences between when a Similar SMA executes a transaction and when the Fund’s portfolio is likewise rebalanced, over time these differences would be negligible.  Moreover, these timing differences currently exist among the Similar SMAs, and there is no reason to exclude Similar SMAs from the composite on this basis.

may be appropriate to disclose that the Fund may outperform the Similar SMAs, registrant does not propose such disclosures.(8)

Registrant merely proposes to make standard related performance disclosure with respect to Western Asset’s management of private client accounts subject to long-standing SEC no-action positions.  The inclusion of such information will provide investors with more complete and accurate information about the Fund and its portfolio managers on which to base an investment decision.  To begin, including such information in the prospectus will appropriately inform investors that Western Asset has experience managing assets pursuant to the enhanced liquidity strategy, whereas excluding this information would deprive investors of this relevant information.  The composite will show potential investors Western Asset’s relevant performance information over various periods, providing investors information on how Western Asset’s strategy has performed during different market cycles, for better or worse.  Western Asset’s composite includes both periods of strong absolute and relative performance, and periods of absolute and relative underperformance.

Further, presenting this information is expected to be critical to the success of the Fund.  The Fund will compete for investor dollars against other ETFs and traditional actively managed mutual funds, and in deciding where to invest their dollars, investors may be expected — not unreasonably — to want to review relevant performance information as part of their investment evaluation and selection process.  Thus, the success of the Fund, like other actively-managed funds (ETF and otherwise) depends on communicating the portfolio managers’ research and stock selection capabilities to potential investors as it is, in effect, these portfolio manager “skills” that an investor is purchasing.  In this regard, the Fund should not be placed at a competitive disadvantage relative to its mutual fund competitors by being precluded from providing such pursuant to Nicholas-Applegate while its mutual fund competitors would not be so precluded — especially where, as here, the portfolio managers’ security selections, and not any structural or operational aspects of the private accounts or ETF, will largely determine how the Fund performs vis-à-vis the Similar SMAs.

The performance of each of the Fund and the Similar SMAs is expected to be highly dependent on portfolio holdings — which as described above will be substantially similar.  In this regard, the Fund’s presentation of the performance achieved by Western Asset in connection with the Similar SMAs is analogous to a traditional mutual fund’s presentation of the composite performance of Similar SMAs, despite differences (based on Investment Company Act

(8)   Cf. Comstock Partners Strategy Fund, Inc. (pub. avail. Apr. 6, 1995) (stating that the prospectus of an open-end fund, which has recently converted from closed-end status, should disclose that the fund’s performance will be affected by higher expenses, if true, and allowing that “of course,… if the [f]und’s current expenses are in fact … less…, disclosure about additional expenses associated with being an open-end fund may be unnecessary”).

limitations, tax diversification requirements or otherwise) between the private accounts in the composite and the mutual fund.  The SEC staff has consistently permitted such related performance presentations, provided that adequate disclosure explains any differences. Here, the ETF structure does not materially increase such differences or introduce new differences that are materially greater than those between private accounts and traditional mutual funds.  Thus, the ETF structure of the Fund does not provide a basis on which to distinguish it from any other registered open-end fund presenting related performance in its prospectus pursuant to Nicholas-Applegate and it should be permitted to include Western Asset’s related performance, as proposed, provided that the presentation complies with Nicholas-Applegate.

Indeed, permitting inclusion in the Fund’s prospectus of the performance of Western Asset’s Similar SMAs is consistent with the policies of the SEC and its staff regarding prior performance presentations in prospectuses.  The SEC staff has consistently taken the position that it is inappropriate, as a general rule, to permit funds to disavow their past performance.(9)  On this basis, the staff has required funds to calculate their standardized total return from the effective date of their registration statements under almost all circumstances.(10)  Indeed, in Comstock, the staff suggested that an open-end fund, which had recently converted from a closed-end structure, should calculate its standardized total return based on returns generated when it was organized as a closed-end fund.  There, the staff said,

We do not believe that the conversion from closed-end to open-end status, by itself, changes the nature of the Fund so profoundly as to justify eliminating past performance, particularly when, as [here], the conversion did not result in any material change in the Fund’s investment program or management.

Similarly, in MassMutual Institutional Funds (pub. avail. Sept. 28, 1995), the staff indicated that an unregistered collective investment vehicle that converts into a registered fund may adopt, for the fund, as its own performance the performance of the unregistered collective investment vehicle.  These staff positions suggest that, to the extent that such a unregistered vehicle were to convert into an ETF, the ETF could — and arguably should — adopt as its own performance the performance achieved prior to the conversion, unless the conversion resulted in a material change to the investment program or management of the fund.  Yet discouraging ETFs, like the Fund, from including the Similar SMAs’ performance in the prospectus as related performance

(9)   Comstock at note 5 (citing The Fairmont Fund (pub. avail. Dec. 9, 1988)).

(10)   Only under extremely limited circumstances has the SEC staff permitted registered funds to discontinue showing their past performance in the prospectus.  See, e.g., Nicholas Applegate at notes 6 (regarding fundamental changes that justify exclusion, such as a change of advisers or a change from taxable to tax-exempt strategies) and note 7 (regarding reorganizations following which funds have been permitted to use the performance of another fund or one class of the fund).

(where it receives considerably less prominence) would open the door for converting funds to argue that the change to the ETF structure justified their disavowal of past performance.  This would be true even if, as in Comstock, the conversion did not result in any actual material change to the Fund’s investment program or management.

For the foregoing reasons, including that the proposed performance presentation in the Fund’s prospectus will comply with the SEC staff’s position in the Nicholas Applegate line of no-action letters and that the proposed performance presentation is consistent with the positions of the SEC and the staff with regard to presentations of prior performance, registrant intends to include the proposed presentation in the Fund’s prospectus.

*              *              *              *              *

If you have any questions concerning the foregoing, please do not hesitate to call me at (415) 249-1053 or Stacy Fuller at (202) 778-9475.

Very truly yours,

/s/ Kurt J. Decko

Kurt J. Decko

cc:           William M. Thomas

Grail Advisors, LLC

Stacy L. Fuller

K&L Gates LLP